UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 5
SINA Corporation

(Name of Issuer)
Ordinary Shares, par value $0.133

(Title of Class of Securities)
G81477104

(CUSIP Number)
Charles Chao
New-Wave Investment Holding Company Limited
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3005

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000
June 3, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	SCHEDULE 13D	Page	2	of	7

1	NAME OF REPORTING PERSONS New-Wave Investment Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,608,612 ordinary shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,608,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,608,612 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G81477104	SCHEDULE 13D	Page	3	of	7

1	NAME OF REPORTING PERSONS Charles Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		114,684 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,608,612 ordinary shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		114,684 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

5,608,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,723,296 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
     This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the statement on Schedule 13D filed on December 7, 2009 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 11, 2009, Amendment No. 2 filed on April 27, 2010, Amendment No. 3 filed on September 16, 2010 and Amendment No. 4 filed on January 6, 2011 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the ordinary shares, par value $0.133 per share (the “Shares”), of SINA Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.
Item 4. Purpose of Transaction.
     The information set forth below is hereby inserted immediately preceding to “Registration Rights Agreement” in Item 4 of the Schedule 13D:
     On June 3, 2011, in connection with a prepaid variable share forward sale transaction (the “Third Transaction”), New-Wave and Goldman Sachs Financial Markets, L.P. (“GS”) entered into (i) a preliminary agreement (the “Third Transaction Acknowledgement”), which provides that GS may sell up to 1,250,000 Shares, and (ii) a pledge agreement (the “Third Pledge Agreement”). In connection therewith, New Wave and GS will enter into a trade confirmation (“Third Confirmation”) with respect to the Third Transaction, and have entered into a Collateral Account Control Agreement with The Bank of New York Mellon for the custody of the Shares (“Custody Agreement”).
     Other than the total number of Shares subject to the Third Transaction, the identity of the counterparty, and the identity of the custodian of the Shares, the Third Transaction has substantially the same terms as the Transaction. The description of the Third Transaction Acknowledgement, Third Confirmation, Third Pledge Agreement and the Custody Agreement contained herein is qualified in its entirety by reference to Exhibits M, N, O and P, which are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     The third paragraph of item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:
     Charles Chao is the direct owner of 114,684 Shares, representing 0.17% of the Shares outstanding. By virtue of being the director selected by the Management Shareholders, Charles Chao has the power to direct the voting and disposition of 5,608,612 Shares. Accordingly, Charles Chao is the beneficial owner of 5,723,296 Shares, representing 8.69% of the Shares outstanding.
     The fourth paragraph of item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

     The percentages of the class of securities beneficially owned by New-Wave and Charles Chao contained in this Amendment No. 5 are based on 65,869,576 Shares outstanding as at June 3, 2011, as provided by the Company.
Item 7. Material to Be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description

A*	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B*	Share Subscription Agreement, dated as of September 22, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C**	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D**	Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E*	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

F***	Transaction Acknowledgement and Preliminary Agreement, dated as of September 13, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

G***	Form of the Confirmation between New-Wave Investment Holding Company Limited and Bank of America, N. A.

H****	Form of the Pledge Agreement among New-Wave Investment Holding Company Limited, Bank of America, N. A. and Merrill Lynch, Pierce, Fenner & Smith as custodian

Exhibit No.	Description

I*****	Transaction Acknowledgement and Preliminary Agreement, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

J*****	Confirmation, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

K*****	Forward Sales Plan (Rule 10b5-1) Addendum, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

L******	Pledge Agreement, dated as of December 31, 2010 among New-Wave Investment Holding Company Limited, Bank of America, N. A and Merrill Lynch, Pierce, Fenner & Smith as custodian

M*******	Transaction Acknowledgement, dated as of June 3, 2011, between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

N*******	Form of the Confirmation between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

O	Pledge Agreement, dated as of June 3, 2011, among New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

P	Collateral Account Control Agreement, dated as of June 3, 2011, among New Wave Investment Holding Company Limited, Goldman Sachs Financial Markets, L.P., and The Bank of New York Mellon

*	Filed with Amendment No. 1 to the Initial Schedule 13D.

**	Filed with Amendment No. 2 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

***	Filed with Amendment No. 3 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

****	Filed with Amendment No. 3 to the Initial Schedule 13D.

*****	Filed with Amendment No. 4 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

******	Filed with Amendment No. 4 to the Initial Schedule 13D.

*******	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2011	NEW-WAVE INVESTMENT HOLDING LIMITED

/s/ Charles Guowei Chao
Signature

Charles Guowei Chao/Director

Name/Title

CHARLES GUOWEI CHAO

/s/ Charles Guowei Chao

Signature

EXHIBIT INDEX

Exhibit No.	Description

A*	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B*	Share Subscription Agreement, dated as of September 22, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C**	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D**	Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E*	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

F***	Transaction Acknowledgement and Preliminary Agreement, dated as of September 13, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

G***	Form of the Confirmation between New-Wave Investment Holding Company Limited and Bank of America, N. A.

H****	Form of the Pledge Agreement among New-Wave Investment Holding Company Limited, Bank of America, N. A. and Merrill Lynch, Pierce, Fenner & Smith as custodian

I*****	Transaction Acknowledgement and Preliminary Agreement, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

Exhibit No.	Description

J*****	Confirmation, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

K*****	Forward Sales Plan (Rule 10b5-1) Addendum, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

L******	Pledge Agreement, dated as of December 31, 2010 among New-Wave Investment Holding Company Limited, Bank of America, N. A and Merrill Lynch, Pierce, Fenner & Smith as custodian

M*******	Transaction Acknowledgement, dated as of June 3, 2011, between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

N*******	Form of the Confirmation between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

O	Pledge Agreement, dated as of June 3, 2011, among New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

P	Collateral Account Control Agreement, dated as of June 3, 2011, among New Wave Investment Holding Company Limited, Goldman Sachs Financial Markets, L.P., and The Bank of New York Mellon

*	Filed with Amendment No. 1 to the Initial Schedule 13D.

**	Filed with Amendment No. 2 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

***	Filed with Amendment No. 3 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

****	Filed with Amendment No. 3 to the Initial Schedule 13D.

*****	Filed with Amendment No. 4 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

******	Filed with Amendment No. 4 to the Initial Schedule 13D.

*******	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.